Exhibit 99.2

FOAMIX PHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS
AS OF JUNE 30, 2017

FOAMIX PHARMACEUTICALS LTD.

UNAUDITED CONDENSED CONSOLIDATED
 FINANCIAL STATEMENTS
AS OF JUNE 30, 2017

The amounts are stated in US dollars in thousands (except for share data)

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)
	June 30,	December 31,
	2017	2016
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$45,827	$31,190
Restricted cash	250	250
Short term bank deposits	21,328	38,351
Investment in marketable securities (Note 4)	30,733	43,275
Restricted investment in marketable securities (Note 4)	287	261
Accounts receivable:
Trade	798	3,236
Other	531	438
TOTAL CURRENT ASSETS	99,754	117,001

NON-CURRENT ASSETS:
Investment in marketable securities (Note 4)	10,959	17,532
Restricted investment in marketable securities (Note 4)	142	129
Property and equipment, net	1,497	938
Other	35	35
TOTAL NON-CURRENT ASSETS	12,633	18,634

TOTAL ASSETS	$112,387	$135,635

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30,	December 31,
	2017	2016
Liabilities and shareholders' equity

CURRENT LIABILITIES:
Current maturities of bank borrowing	$5	$20
Accounts payable and accruals:
Trade	7,127	2,267
Other	3,917	2,984
TOTAL CURRENT LIABILITIES	11,049	5,271

LONG-TERM LIABILITIES:
Liability for employee severance benefits	434	379
TOTAL LONG-TERM LIABILITIES	434	379
TOTAL LIABILITIES	11,483	5,650
COMMITMENTS (Note 6)
SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 Ordinary Shares as of June 30, 2017 and December 31, 2016; issued and outstanding: 37,426,703 and 37,167,791 Ordinary Shares as of June 30, 2017 and December 31, 2016, respectively	1,572	1,561
Additional paid-in capital	205,673	204,052
Accumulated deficit	(106,337)	(75,566)
Accumulated other comprehensive loss	(4)	(62)
TOTAL SHAREHOLDERS' EQUITY	100,904	129,985
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$112,387	$135,635

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2017	2016	2017	2016
REVENUES (Note 7)	$1,725	$1,497	$798	$752
COST OF REVENUES	-	43	-	12
GROSS PROFIT	1,725	1,454	798	740
OPERATING EXPENSES:
Research and development	26,615	10,300	13,940	6,734
Selling, general and administrative	6,273	3,838	3,451	2,128
TOTAL OPERATING EXPENSES	32,888	14,138	17,391	8,862
OPERATING LOSS	31,163	12,684	16,593	8,122
FINANCE EXPENSES (INCOME), net	(544)	(160)	(287)	14
LOSS BEFORE INCOME TAX	30,619	12,524	16,306	8,136
INCOME TAX	152	177	81	57
NET LOSS FOR THE PERIOD	$30,771	$12,701	$16,387	$8,193

LOSS PER SHARE BASIC AND DILUTED	$0.82	$0.41	$0.44	$0.27

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	37,304	30,658	37,420	30,661

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
 (U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30		Three months ended June 30
	2017	2016	2017	2016
NET LOSS	$30,771	$12,701	$16,387	$8,193
OTHER COMPREHENSIVE INCOME:
Net unrealized gains from marketable securities	(42)	(167)	(36)	(11)
Gains on marketable securities reclassified into net loss	-	4	-	2
Net unrealized losses (gains) on derivative financial instruments	(104)	(26)	(29)	52
Gains on derivative financial instruments reclassified into net loss	88	4	48	-
TOTAL OTHER COMPREHENSIVE LOSS (INCOME)	(58)	(185)	(17)	43
TOTAL COMPREHENSIVE LOSS	$30,713	$12,516	$16,370	$8,236

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
 (U.S. dollars in thousands, except per share data)
 (Unaudited)
	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
	Number of shares	Amounts	Amounts
BALANCE AS OF JANUARY 1, 2016	30,639,134	$1,284	$145,878	$(46,230)	$(130)	$100,802
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2016:
Comprehensive loss				(12,701)	185	(12,516)
Exercise of restricted share units	22,498	1	(1)
Share-based compensation (Note 5)			1,230			1,230
BALANCE AT JUNE 30, 2016	30,661,632	$1,285	$147,107	$(58,931)	$55	$89,516

BALANCE AS OF JANUARY 1, 2017	37,167,791	$1,561	$204,052	$(75,566)	$(62)	$129,985
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2017:				(30,771)	58	(30,713)
Comprehensive loss
Exercise of warrants	191,793	8	(8)
Exercise of options and restricted share units	67,119	3	142			145
Share-based compensation (Note 5)			1,487			1,487
BALANCE AT JUNE 30, 2017	37,426,703	$1,572	$205,673	$(106,337)	$(4)	$100,904

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30
	2017		2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$30,771		$12,701
Adjustments required to reconcile loss to net cash used in operating activities:
Depreciation and amortization		91		66
Loss from disposal of fixed assets		105		-
Changes in marketable securities and bank deposits, net		132		242
Changes in accrued liability for employee severance benefits, net of retirement fund profit		54		14
Share-based compensation		1,487		1,230
Non-cash finance income, net		(62)		(2)
Changes in operating asset and liabilities:
Decrease (increase) in trade and other receivable		2,369		(342)
Increase (decrease) in accounts payable and accruals		5,812		(616)
Net cash used in operating activities		(20,783)		(12,109)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets		(774)		(216)
Investment in bank deposits		(8,000)		(13,000)
Investment in marketable securities		(2,913)		(700)
Proceeds from sale and maturity of marketable securities and bank deposits		46,922		27,725
Net cash provided by investing activities		35,235		13,809
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options		145		-
Payments in respect of BIRD loan		-		(476)
Payments in respect of bank borrowings		(16)		(16)
Net cash provided by (used in) financing activities		129		(492)
INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH		14,581		1,208
EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH		56		3
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD		31,440		18,795
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD		$46,077		$20,006
Cash and cash equivalents		45,827		20,006
Restricted cash		250		-
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS		$46,077		$20,006
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:
Property and equipment purchases included in accounts payable and accruals		$8		$27
Cashless exercise of warrants and RSUs		$9	$	*-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for taxes		$337		$119
Interest received		$728		$641
Interest paid	$	*-		$239

* Represents an amount less than $1.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 1   -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION:

a.	Nature of operations

Foamix Pharmaceuticals Ltd. (hereinafter "Foamix") is an Israeli company incorporated in 2003. Foamix is a clinical-stage specialty pharmaceutical company operating in one segment - the development and commercialization of foam-based formulations, using its proprietary technology, which includes its foam platforms. Foamix develops its own product candidates, mainly for the treatment of moderate-to-severe acne and other skin conditions. It also licenses its technology under development and licensing agreements to various pharmaceutical companies for development of certain products combining Foamix's foam technology with the licensee's proprietary drugs.

Since incorporation through June 30, 2017, Foamix and its subsidiary (hereinafter "the Company") incurred losses and negative cash flows from operations mainly attributable to its development efforts and has an accumulated deficit of $106,337. The Company has financed its operations mainly through the issuance of shares through private and public financing rounds, convertible loans and payments received under development and licensing agreements. The Company's cash and investments as of June 30, 2017, will allow the Company to fund its operating plan through at least the next 12 months. However, the Company expects to continue to incur significant research and development and other expenses related to its ongoing operations and in order to continue its future operations, the Company will need to obtain additional funding until becoming profitable. If the Company is unable to obtain such funding it will need to curtail or cease operations.

b.	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial statements. Accordingly, they do not contain all information and notes required by U.S. GAAP for annual financial statements. In the opinion of management, these unaudited condensed consolidated interim financial statements reflect all adjustments, which include normal recurring adjustments, necessary for a fair statement of the Company's consolidated financial position as of June 30, 2017, the consolidated results of operations and comprehensive loss for the three and six-month periods ended June 30, 2017  and 2016, the consolidated changes in shareholders' equity and cash flows for the six-month periods ended June 30, 2017  and 2016.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's annual financial statements for the year ended December 31, 2016. The condensed consolidated balance sheet data as of December 31, 2016, was derived from the audited consolidated financial statements for the year ended December 31, 2016, but does not include all disclosures required by U.S. GAAP.

The results for the three and six-month periods ended June 30, 2017, are not necessarily indicative of the results expected for the year ending December 31, 2017.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2   -   SIGNIFICANT ACCOUNTING POLICIES:

a.	Principles of consolidation

The consolidated financial statements include the accounts of Foamix and its subsidiary. Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

b.	Marketable securities The Company invests in debt and equity securities classified as available for sale in accordance with ASC 320, Investments - Debt and Equity Securities.

Management determines the appropriate classification of its investments in securities at the time of purchase and reevaluates such determinations at each balance sheet date. Classifications of debt securities in the balance sheet are determined based on the maturity date of the securities.

Unrealized gains of available for sale securities, net of taxes, are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses for both debt and equity securities are included in financial expense (income), net.

For equity securities, the Company considers available evidence in evaluating potential impairments of its investments, including the duration and extent to which fair value is less than cost. For debt securities, an other-than-temporary impairment has occurred if the Company does not expect to recover the entire amortized cost basis of the debt security. If the Company does not intend to sell the impaired debt security, and it is not more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis, the amount of the other-than-temporary impairment recognized in earnings, recorded in financial expense, net, is limited to the portion attributed to credit loss. The remaining portion of the other-than-temporary impairment related to other factors is recognized in other comprehensive income or loss.

c.	Fair value measurement

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data or active market data of similar or identical assets or liabilities.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2   −  SIGNIFICANT ACCOUNTING POLICIES (continued):

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

d.	Derivatives

The Company purchases foreign exchange derivative financial instruments (written and purchased currency options). The transactions are designed to hedge the Company's currency exposure.

 The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheet at their fair value. Changes in the fair value of derivatives that are highly effective and designated as cash flow hedges are reported as a component of other comprehensive income or loss and reclassified into earnings in the same line-item associated with the forecasted transaction and in the same periods during which the hedged transaction impacts earnings.

For derivatives that qualify for hedge accounting, the cash flows associated with these derivatives are reported in the consolidated statements of cash flows consistently with the classification of cash flows from the underlying hedged items that these derivatives are hedging.

e.	Share-based compensation

The Company accounts for employees' and directors' share-based payment awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.  Forfeitures are accounted for as they occur.

The Company elected to recognize compensation costs for awards conditioned only on continued service that have a graded vesting schedule using the straight-line method based on the multiple-option award approach.

When options and restricted share units (hereinafter "RSUs") are granted as consideration for services provided by consultants and other non-employees, the grant is accounted for based on the fair value of the consideration received or the fair value of the awards issued, whichever is more reliably measurable. The fair value of the awards granted is measured on a final basis at the end of the related service period and is recognized over the related service period using the straight-line method.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2   −  SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Newly issued and recently adopted accounting pronouncements:

Accounting pronouncements adopted in period:

1)
In March 2016, the FASB issued ASU No. 2016-09, Compensation – Stock Compensation (Topic 718). ASU No. 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This standard, adopted as of January 1, 2017, had no impact on the Company's condensed consolidated financial statements.

2)
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows Topic 230: Classification of Certain Cash Receipts and Cash Payments. ASU No. 2016-15 issued guidance to clarify how certain cash receipts and cash payments should be presented in the statement of cash flows. This standard, adopted as of January 1, 2017, had no impact on the Company's condensed consolidated financial statements.

Accounting pronouncements that are not yet effective and have not been early adopted by the Company:

3)
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity's revenue recognition. The core principle of Topic 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of the standard by one year which results in the new standard being effective for the Company at the beginning of its first quarter of fiscal year 2018. In addition, during March, April, May and December 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, respectively, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes, and ASU 2016-20, technical corrections and improvements  (Topic 606), revenue from contracts with customers. The Company is currently evaluating the impact of this new standard, however it is not expected to have a material impact on the Company's consolidated financial statements.

4)
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10). This standard makes several modifications to Subtopic 825-10 including the elimination of the available-for-sale classification of equity investments, and requires equity investments with readily determinable fair values to be measured at fair value with changes in fair value recognized in net income. It is effective for interim and annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of the amended guidance on its consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 2   -   SIGNIFICANT ACCOUNTING POLICIES (continued):

5)
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

6)
In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. In issuing the standard, the FASB is responding to criticism that today's guidance delays recognition of credit losses. The standard will replace today's "incurred loss" approach with an "expected loss" model. The new model, referred to as the current expected credit loss ("CECL") model, will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held-to-maturity securities, loan commitments, and financial guarantees. The CECL model does not apply to available-for-sale ("AFS") debt securities. For AFS debt securities with unrealized losses, entities will measure credit losses in a manner similar to what they do today, except that the losses will be recognized as allowances rather than reductions in the amortized cost of the securities. As a result, entities will recognize improvements to estimated credit losses immediately in earnings rather than as interest income over time, as they do today. The ASU also simplifies the accounting model for purchased credit-impaired debt securities and loans. ASU 2016-13 also expands the disclosure requirements regarding an entity's assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019; early adoption is permitted for interim and annual reporting periods beginning after December 15, 2018. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., modified retrospective approach). The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

7)
In March 2017, the FASB issued ASU No. 2017-08, Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. This new standard amends the amortization period for certain purchased callable debt securities held at a premium by shortening the amortization period for the premium to the earliest call date. The new standard will be effective for us on January 1, 2019. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

8)
In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting.  ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in Topic 718 to a change in the terms or conditions of a share-based payment award.  ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under Topic 718.  The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017.  Early adoption is permitted, including adoption in any interim period. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 3   -   FAIR VALUE PRESENTATION

The Company's assets and liabilities that are measured at fair value as of June 30, 2017 and December 31, 2016 are classified in the tables below in one of the three categories described in note 2c above:

	June 30, 2017
	Level 1	Level 2	Total
Marketable securities	$973	$41,148	$42,121
Currency options designated as hedging instruments	-	$25	$25

	December 31, 2016
	Level 1	Level 2	Total
Marketable securities	$957	$60,240	$61,197
Currency options designated as hedging instruments	-	$2	$2

The Company's corporate debt securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Accordingly, these assets are categorized as Level 2.

Foreign exchange risk management

The Company purchases and writes non-functional currency options in order to hedge the currency exposure on the Company's cash flow. The currency hedged items are denominated in New Israeli Shekel (NIS). The purchasing and writing of options is part of a comprehensive currency hedging strategy with respect to salary and rent expenses denominated in NIS. These transactions are at zero cost for periods of up to one year. The counterparties to the derivatives are major banks in Israel. As of June 30, 2017, the total hedged amount was NIS 3.5 million.

As of June 30, 2017, the Company recorded a derivative asset in the amount of $25 out of which $19 qualifies as hedge accounting.

As of June 30, 2017, the Company has a lien in the amount of $246 on the Company's marketable securities and a lien in the amount $250 on the Company's checking account, in respect of bank guarantees granted in order to secure the hedging transactions.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4    -    MARKETABLE SECURITIES

Marketable securities as of June 30, 2017 consist mainly of debt and equity securities. These securities are classified as available-for-sale and are recorded at fair value. Changes in fair value, net of taxes (if applicable), are reflected in other comprehensive loss. Realized gains and losses on sales of the securities, as well as premium or discount amortization, are included in the consolidated statement of operations as finance income or expenses.

The following table sets forth the Company's marketable securities:

	June 30,	December 31,
	2017	2016
Israeli mutual funds	$973	$957
Certificates of deposit	23,263	33,350
Municipal and agency bonds	17,885	26,890
Total	$42,121	$61,197

As of June 30, 2017 and December 31, 2016 the fair value, cost and gross unrealized holding gains and losses of the securities owned by the Company were as follows:

	June 30, 2017
	Fair value	Cost or Amortized cost	Gross unrealized holding losses	Gross unrealized holding gains
Israeli mutual funds	$973	$951	$-	$22
Certificates of deposit	23,263	23,283	33	13
Municipal and agency bonds	17,885	17,909	25	1
Total	$42,121	$42,143	$58	$36

	December 31, 2016
	Fair value	Cost or Amortized cost	Gross unrealized holding losses	Gross unrealized holding gains
Israeli mutual funds	$957	$952	$-	$5
Certificates of deposit	33,350	33,408	68	10
Agency bonds	26,890	26,901	13	2
Total	$61,197	$61,261	$81	$17

As of June 30, 2017, the unrealized losses attributed to the Company's marketable securities were primarily due to credit spreads and interest rate movements. The Company has considered factors regarding other than temporary impaired securities and determined that there are no securities with impairment that is other than temporary as of June 30, 2017 and December 31, 2016.

 As of June 30, 2017 and December 31, 2016 the Company's debt securities had the following maturity dates:

	Market value
	June 30, 2017	December 31, 2016
Due within one year	$30,189	$42,708
1 to 2 years	9,674	14,513
2 to 3 years	1,285	3,019
Total	$41,148	$60,240

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 4    -    MARKETABLE SECURITIES (continued):

$429 and $390 of the Company's marketable securities were restricted as of June 30, 2017 and December 31, 2016, respectively, due to a lien in respect of bank guarantees granted to secure hedging transaction and the Company's rent agreement. Refer to note 6 and note 3.

NOTE 5    -    SHARE CAPITAL:

a.	Warrants

During the three and six months ended June 30, 2017, 413,242 warrants were exercised into 191,793 ordinary shares. As of June 30, 2017 and 2016, the total amount of warrants outstanding were 1,394,558 and 2,064,937, respectively.

b.	Share-based compensation

In May 2015, the Company's board of directors approved a new option plan (the "Plan") replacing the previous plan approved in 2009. The Plan included a pool of 2,690,694 ordinary shares for grant to Company employees, consultants, directors and other service providers. In November 2016, the board of directors approved an increase of 900,000 ordinary shares to the plan. As of June 30, 2017, 1,002,712 shares remain available for grant under the Plan.

In the six months ended June 30, 2017 and June 30, 2016, the Company granted options to employees and non-employees as follows:

	Six months ended June 30, 2017
	Award amount	Exercise price range	Vesting period	Expiration
Employees:
Options	578,133	10.218-10.31	4 years	10 years
RSUs	192,713	-	4 years	-

	Six months ended June 30, 2016
	Award amount	Exercise price range	Vesting period	Expiration
Employees:
Options	615,310	$6.04-$6.66	4 years	10 years
RSUs	5,000	-	4 years	-

Consultants:
Options	4,800	$6.34	4 years	10 years

The fair value of options and RSUs granted to employees and directors during the six months ended June 30, 2017 and the six months ended June 30, 2016 was $5,229 and $2,049 respectively. The fair value of options and RSUs granted to consultants during the six months ended June 30, 2016 $23.

The fair value of RSUs granted to employees is based on the share price on grant date.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 5    -    SHARE CAPITAL (continued):

The fair value of options granted to employees and directors on the date of grant was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

	Six months ended June 30
	2017	2016
Value of ordinary share	$10.12	$5.90-$6.84
Dividend yield	0%	0%
Expected volatility	59.7%	60.3%-60.5%
Risk-free interest rate	2.09%	1.36%-1.52%
Expected term	6 years	6 years

The fair value of RSUs granted to consultants is based on the share price on June 30, 2017.

The fair value of options granted during the six months ended June 30, 2016 to consultants, was computed using the Black-Scholes model. The underlying data used for computing the fair value of the options are as follows:

June 30,
2016
Value of ordinary share	$6.52
Dividend yield	0%
Expected volatility	69.2%
Risk-free interest rate	1.78%
Expected term	10 years

The following table illustrates the effect of share-based compensation on the statements of operations:

	Six months ended June 30		Three months ended June 30
	2017	2016	2017	2016
Cost of revenues	$-	$3	$-	$1
Research and development expenses	575	464	155	252
Selling, general and administrative	912	763	566	444
	$1,487	$1,230	$721	$697

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 6   -   COMMITMENTS

Lease agreement

The Company leases office space for its headquarters and research and development facilities in Israel and the United States of America under several lease agreements. The lease agreements for the facilities in Israel are linked to the Israeli CPI and expire in December 2020. The lease agreement in the United States is due to expire during March 2018.

Rental expenses for the three and six months ended June 30, 2017 and June 30, 2016, are as follows:

	Six months ended June 30		Three months ended June 30
	2017	2016	2017	2016
Rental expenses	$277	$174	$168	$73

Future minimum lease commitments under non-cancelable operating lease agreements are as follows:

2017	368
2018	670
2019 and thereafter	1,299
Total	$2,337

The Company has a lien in the amount of $183 on the Company's marketable securities in respect of bank guarantees granted in order to secure the lease agreements.

NOTE 7   -   ENTITY-WIDE DISCLOSURES:

a.	Net revenues by geographic area were as follows:

	Six months ended June 30		Three months ended June 30
	2017	2016	2017	2016
United States	$-	$14	$-	$-
Germany	1,725	1,434	798	752
France	-	49	-	-
Total revenues	$1,725	$1,497	$798	$752

b.
During the three and six months ended June 30, 2017 and June 30, 2016 the Company had one customer exceeding 10% of total revenues. Revenues from the customer were $1,725 and $1,434 during the six months ending June 30, 2017 and June 30, 2016, respectively. Revenues from the customer were $798 and $752 during the three months ending June 30, 2017 and June 30, 2016, respectively.

FOAMIX PHARMACEUTICALS LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share amounts)

NOTE 7   -   ENTITY-WIDE DISCLOSURES (continued):

c.	Net revenues by type of payment:

	Six months ended June 30		Three months ended June 30
	2017	2016	2017	2016
Development service payments	$-	$63	$-	$-
Royalties	1,725	1,434	798	752
Total revenues	$1,725	$1,497	$798	$752

NOTE 8   -   MATERIAL EVENT DURING THE PERIOD

In June 2017, the Company entered into new agreements with Dr. Dov Tamarkin and Mr. Meir Eini pursuant to their resignation from their roles as Chief Executive Officer and Chief Innovation Officer of the Company, respectively, effective as of June 29, 2017. As part of the agreements, as of July 1, 2017 Dr. Tamarkin and Mr. Eini will begin to serve as advisors to the Company. In addition, Dr. Tamarkin and Mr. Eini are entitled to customary cash severance payments in the total amount of $1.8 million and will retain all outstanding stock options and RSUs, as long as they serve as advisors of the Company.

NOTE 9   -   SUBSEQUENT EVENT

On July 13, 2017, the Company's shareholders approved an increase of the authorized share capital of the Company by an additional NIS 6,400,000 divided into 40,000,000 ordinary shares with a nominal value of NIS 0.16 per share.